Mail Stop 4561

June 27, 2007

Joyce Clinton
Chief Financial Officer
Pacific Capital Bancorp
1021 Anacapa St.
Santa Barbara, California 93101

> **RE:** **Pacific Capital Bancorp**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 000-11113**

Dear Ms. Clinton,

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Business, beginning on page 3

1. We note from your disclosure in Note 1 to the financial statements that management has determined that the company has five reportable segments. Please revise this section to provide a comprehensive discussion of the operations of each segment.

2. Please revise this section to provide a discussion of your lending polices, including a description of each loan category and the associated underwriting guidelines,

collateral requirements, loan to value ratios and the characteristics of your fixed
and variable rate loans.

3. Please revise this section to provide a discussion of your contractual relationship
    with Jackson Hewitt, including all of its material terms. Separately discuss the
    terms of the fee structure contract and the fixed marketing and technology fee
    contract, which we understand to be separate contracts, clarifying how amounts
    earned or paid under each contract are determined. In your revisions, clarify why
    you have not included your obligation under the fixed marketing and technology
    fee contract in the contractually obligation table currently disclosed on page 49. If
    there are material contingencies related to that fee, consider the need to footnote
    the table to disclose the contingencies and any reliable range of probable payments
    under the contract.

4. Please revise this section to provide a comprehensive discussion of your
    securitization activities, including a detailed discussion of the legal structure of the
    securitization trust(s) by addressing each criterion in paragraph 35 of SFAS 140,
    clarifying why gain on sale accounting is appropriate. Discuss the nature of any
    retained interests, your obligation as servicer and the accounting for delinquencies
    and write-offs of securitized RAL outstandings.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 22

5. Please revise this section to provide a discussion of the financial condition and
    results of operations of each segment. Refer to Item 303 of Regulation S-K. In
    your revisions, please ensure that you separately discuss the material operations of
    the banking and RAL/RT segments. We note your consolidated discussions seem
    to place prominence on the RAL/RT segments and do not provide detailed
    discussions of factors contributing to the changes within each of your banking
    segments.

6. We note several instances throughout this section where the information required
    by Industry Guide 3 is not presented for the required number of periods, which is
    three years, except that certain information related to your loan and the allowance
    for loan losses is required to be presented for five years. For instance, it appears
    you have only presented information on your securities portfolio and deposits for
    the most recent two years. Please revise accordingly.

7. Please revise your discussions of the fully tax equivalent basis to disclose the
    combined marginal or incremental rate used to determine that basis.

Financial Statements, beginning on page 57

Note 1. Summary of Significant Accounting Policies, page 66

8. Please revise to disclose your policy for securitizing assets under SFAS 140. In your revisions, clarify how your accounting complies with each component of paragraphs 9 through 15 of that standard. Please revise to specifically disclose whether or not you have obtained a legal opinion for the true sale of loans as disclosed on page 52.

Loans, Interest and Fees from Loans, page 68

9. We note on page 28, where you discuss revenue recognition on loans, that loan commitment fees are generally deferred and amortized into non-interest income on a straight-line basis over the commitment period. Please revise here to disclose that policy and to clarify how it complies with paragraph 8 of SFAS 91.

RAL /RT Programs, page 68

10. Please revise here and elsewhere, as appropriate, to provide a table of total originations under the RAL program for all periods presented. In the table, identify the amount of originations that are securitized, retained on your balance and written-off. Separately disclose the amount of write-offs attributable to outstandings securitized and outstandings retained on your balance sheet. As appropriate, provide similar information in your quarterly reports filed on Form 10-Q.

11. Please revise here and elsewhere in the document, as appropriate, to include tables that set forth the fee structures associated with the RAL and the RT programs for each period presented. For each program, include the percentage of each fee level to total fees earned.

12. Please revise here and in the Business section to disclose if all RAL/RT program revenues are earned exclusively through your contact with Jackson Hewitt, clarifying if customers have to use Jackson Hewitt to access these programs.

13. Please revise MD&A, as appropriate, to discuss and quantify the effects of changes in program fees between periods on income.

14. Please revise here and in MD&A, as appropriate, to clarify how management determined that the amounts of recoveries under the RAL program are immaterial to the financial statements, including reported quarterly results of operations and the RAL/RT segment. We note that recoveries approximated 16% of income before taxes in 2006.

15. Please revise to clarify if amounts recovered represent only outstandings that were retained on your balance of if these amounts include recoveries on securitizations. If recoveries on securitized outstandings are included, please separately disclose the amounts associated with those recoveries.

16. Please revise to disclose where in the statements of cash flows you have included the amounts associated with the RAL program. Clarify how your accounting complies with SFAS 65 and SFAS 102.

Allowance for Credit Loss from RALs, page 70

17. Please revise here and throughout the document to reconcile the apparent inconsistent disclosures regarding when RAL outstandings are written-off. For instance, here you disclose that due to the uncertainty of repayment of balances after more than nine months after origination that RALs unpaid at year-end are charged-off; however, on page 29 you disclose that loans that are securitized are either fully repaid or charged off by March 31 of each calendar year. If you have different policies for RAL outstandings retained on balance and those that are securitized, clearly disclose each policy.

Mortgage and Other Servicing Rights, page 71

18. Please revise here and in Note 11 to disclose the specific nature of the transactions that result in the recognition of mortgage and other servicing rights. Similarly revise the Business section. Also, clarify how amortizing these rights over the expected lives of the loans complies with paragraph 13 of SFAS 140.

Note 3. Earnings Per Share, page 76

19. Please revise to clarify if any potentially dilutive securities were not included in the determination of dilutive EPS because to do so would have been anti-dilutive. Refer to paragraph 40(c) of SFAS 128.

Note 5. Securities, page 77

20. If applicable, please revise to separately disclose the securities of government sponsored entities since they are not backed by the full faith and credit of the United States government.

21. Regarding the $326 million in sold securities, please provide us the following information:

      a. Please tell us the period(s) and number of transactions in which you acquired the securities,

      b. Tell us the specific nature of the securities sold,

      c. Tell us whether or not you continue to hold securities acquired in the same period(s). If so, quantify the amount of the outstanding securities, the amount of any unrealized gain or loss and, if in an unrealized loss position, how you considered whether or not any impairment was other than temporary,

      d. Tell us how you specifically tracked these securities since date of acquisition,

      e. Tell us where you first disclosed that you maintained the 2003 and 2004 leveraging strategy portfolios, and,

      f. Tell us how you define the term leveraging strategy and how it specifically applies to these portfolios.

Note 6. Loans, page 80

Refund Anticipation Loans, page 81

22. Please see our comment on the Business section where we ask for a detailed discussion of the Jackson Hewitt contract and include in that discussion quantification of what the share agreement for interest and fee income was prior to 2006. Also, quantify the loss factor that effected your reported income.

Note 7. Allowance for Credit Losses, page 84

23. Please revise here and throughout the document to clarify whether or not the allowance for tax anticipation loans represents the allowance for those loans retained on your balance sheet, securitized or both.

24. Please revise the discussions in the Business section and in the MD&A section to identify the specific nature of the losses associated with the tax anticipation loans. From your discussions throughout the document, it appears these loans are collateralized by tax refunds and that the borrower typically authorizes the IRS to remit the refund to you. In your revisions, discuss the risks that result in the these losses and the relative significance to your financial statements.

Note 9. Goodwill and Other Intangible Assets, page 85

25. Please revise the table of intangible assets to provide a roll forward of all activity related to intangible assets. For instance, we note the you wrote-down core deposit intangibles associated with the sale of the San Diego location in 2006 and that additional intangible were added in 2006; however, the table provides no disaggregated disclosures of these transactions.

Note 11. Securitizations and Servicing of Financial Assets, page 86

26. Please revise here and in the requested disclosures related to these transactions elsewhere in the document to clarify what you are securitizing. Your disclosure continually refers to securitized loans, yet the table in this footnote sets forth that you sold RAL fees receivable.

27. Please revise to clarify how you determine and account for the credit losses associated with these transactions. Provide quantified information of the actual losses on these RAL fees for each period presented.

28. Please revise here and in the Business section to discuss the material terms of the agreement between other financial institutions and you to again make use of the SBB&T RAL Funding Corporation.

Note 15. Other Postretirement Benefits, page 90

29. We note that you included the transition adjustment required by the adoption of SFAS 158 in the determination of other comprehensive income. That adjustment is required by the standard to be recorded against ending accumulated other comprehensive income. Refer to paragraph A7 of SFAS 158 and revise accordingly.

Note 19. Shareholders Equity, page 99

30. Please revise to include the disclosure requirements of paragraph 84 of SFAS 123R.

Form 10-Q for the period ended March 31, 2007

31. Please revise based on the above comments, as applicable.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us draft copies of your proposed revisions prior to filing your amendment. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,

Paul Cline
Senior Accountant